Media release

Rio Tinto agrees sale of its Lochaber assets for $410 million

23 November 2016

Rio Tinto has reached an agreement to sell its assets at Lochaber, Scotland to SIMEC for consideration totalling $410 million (£330 million).

The sale purchase agreement comprises the sale of Rio Tinto’s 100 per cent shareholding in Alcan Aluminium UK Limited which includes the operating smelter, the hydroelectric facilities at Kinlochleven and Lochaber as well as all associated land.

Rio Tinto Aluminium chief executive Alf Barrios said “This is a value-creating sale for Rio Tinto and represents another example of refining our portfolio to focus on our suite of tier one assets.

“At the same time, our priority has been to ensure a long-term sustainable future for Lochaber and economic benefit for the wider Fort William community. There was significant interest in the assets, but SIMEC is committed to continuing operations at the smelter and working with the community on further economic development.”

SIMEC’s intention is that the smelter will be operated by the Liberty House Group, its sister company within the international GFG Alliance.

GFG Alliance strategic board executive chairman Sanjeev Gupta said “This is a significant boost to our renewables portfolio and will be another major step towards reducing our carbon footprint in metals production.

“This is a natural next step for us in our Scottish investment programme and is a springboard for wider manufacturing growth, creating many more jobs in Scotland. We are grateful for the continuing support of the Scottish Government and for their far-sighted approach to industry."

The Scottish Government’s Cabinet Secretary for Rural Economy and Connectivity Fergus Ewing said “I am delighted at this news from Rio Tinto today. The sale of both the smelter and hydro power station increases the chance of the site having a viable, long-term future.

“This is great news for the whole local community and especially for the workers at the smelter. Subject to all necessary agreed processes, the deal implemented will safeguard 150 jobs and has the potential to create hundreds more.

“I want to thank Rio Tinto for their positive engagement with Ministers and officials throughout the process and I will be sorry to see the company move out of Scotland after such a long association.

“With GFG Alliance, incorporating SIMEC and the Liberty House Group, as the successful bidder, I look forward to an exciting new chapter in the history of the Lochaber complex, with the UK’s last remaining aluminium smelter at Fort William continuing as a key component of Scotland’s industrial capability and a major source of employment in the Highlands and Islands. We have built up excellent working relations with Liberty House in our successful dealings in Dalzell and Clydebridge. Now a new exciting chapter of industrial development is set to begin.”

The agreement includes a payment on completion of £180 million, plus an additional payment of £150 million not later than 28 February 2017.

Rio Tinto has now agreed more than $1.3 billion1 in divestments this year, bringing the total value of divestments announced or completed to $5.3 billion2 since January 2013.

The sale is subject to certain conditions precedent and consultation with employees. It is expected to close mid-December 2016.

1 Amount is before finalisation of net debt and working capital adjustments
2 Based on amounts announced in Rio Tinto media releases, may vary from cash flow statement due to completion adjustments and exchange rates

Contacts

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